SEC
Mail Processing
Section
MAR 06 2017
Washington DC
406

SEC

17009666

ANNUAL AUDITED REPORT
[redacted]

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SEC FILE NUMBER
8-48467

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ELE Wealth Advisors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18700 W 10 Mile Road, Suite 100
(No. and Street)

Southfield (City) Michigan (State) 48075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tammie Parran (281) 646-7333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McConnell & Jones LLP
(Name – if individual, state last, first, middle name)

4828 Loop Central Dr., Suite 1000 (Address) Houston (City) Texas (State) 77081 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tammie Parran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELE Wealth Advisors, Inc, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

STEVE PELLERIN
My Commission Expires
September 22, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELE WEALTH ADVISORS, INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
REQUIRED BY SEC RULE17A-5

YEAR ENDED DECEMBER 31, 2016

ELE WEALTH ADVISORS, INC.

CONTENTS

MJ McCONNELL & JONES LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
ELE Wealth Advisor, Inc.

We have audited the accompanying statement of financial condition of ELE Wealth Advisor, Inc (the "Company") as of December 31, 2016, and the related statements of income and changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Net Capital Computation as Required by Rule 15c3-1 of the Securities and Exchange Commission contained in Schedule I and Rec of Net Capital from Quarterly FOCUS – 9 Rule 17a-5(d)(4) of the Securities & Exchange Commission to Annual Audited Financial Statements contained in Schedule II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole

McConnell & Jones LLP

Houston, Texas
March 2, 2017

ELE WEALTH ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Current Assets		
Cash and cash equivalents	$	58,034
Accounts receivable		1,318
Prepaid expenses		9,167
Total Assets	$	68,519

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$	1,305
Income tax liability		3,000
Total Liabilities		4,305
Shareholder's Equity		64,214
Total Liabilities and Shareholder's Equity	$	68,519

See accompanying notes to financial statements

ELE WEALTH ADVISORS, INC.
STATEMENT OF INCOME AND CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Commissions and Fees Revenue	$ 964,981
Operating Expenses	
Commissions	843,769
Accounting and audit fees	5,500
Professional liability insurance	21,277
Rent	12,000
Professional fees: consulting	20,136
Regulatory fees	2,905
Business license and permits	11,613
Bank service fees	185
Marketing	635
Computer and internet expenses	1,370
Taxes: Federal	2,419
Administrative services	5,400
Total Operating Expenses	927,209
Net Income	$ 37,772
Beginning Shareholder's Equity	27,096
Net Income	37,772
Capital withdrawals	(654)
Ending Shareholder's Equity	$ 64,214

See accompanying notes to financial statement

ELE WEALTH ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 37,772
Changes in operating assets and liabilities:	
Accounts receivable	9,418
Prepaid expenses	(2,129)
Income tax liability	700
Accounts payable	(4,604)
Accrued expenses	(8,000)
Net Cash Provided by Operating Activities	33,157
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash paid to owner- withdrawal	(654)
Net Cash Used by Financing Activities	(654)
Increase in cash	32,503
Cash and cash equivalents at beginning of year	25,531
Cash and cash equivalents at end of year	$ 58,034
Supplemental cash flows disclosures:	
Income tax paid	$ 1,719

See accompanying notes to financial statement

ELE WEALTH ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 - NATURE OF OPERATIONS

ELE Wealth Advisors, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Michigan corporation, with one shareholder formed in December 2012. and provides investment products to individuals and closely held businesses. The sole shareholder owns 100% of the Company. The Company is still in the process of issuing shares certificate to the sole shareholder. The Company is exempt from Rule 15c3-3 of the SEC under Paragraph (k)(1) of that rule.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Basis of accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes which is in accordance with U.S generally accepted accounting principles and is required by the SEC and FINRA.

Cash and cash equivalents

For the purposes of the statement of cash flows the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company may maintain its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

ELF WEALTH ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Revenue recognition and accounts receivable

The Company recognizes revenues from commission generated from variable annuities and mutual funds sales on behalf of its clients. Revenues are recognized when earned. In the event of a commission chargeback, the Company reduces client commission earned in the amount of the chargeback. During 2016 there was $1,305 in chargebacks. Accounts and commissions receivable are carried at cost. No allowance for uncollectable accounts is required at December 31, 2016 as management does not believe it is exposed to any risk of loss based upon its historical experience.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company does not have a deferred tax asset as of December 31, 2016.

The Company follows FASB ASC 740, Accounting for Uncertainty in Income Taxes ("ASC 740"). ASC 740 creates a single model to address accounting for the uncertainty in income tax positions and prescribes a minimum recognition threshold a tax position must meet before recognition in the financial statements. The Company does not have a tax position meeting the criteria specified in ASC 740. The Company remains subject to examination by U.S. federal and state jurisdictions for years subsequent to 2013, and upon completion of these examinations (if undertaken by the taxing jurisdictions) tax adjustments may be necessary and retroactive to all open tax years. The Company recorded a provision for income taxes at the effective tax rate of 15%.

NOTE 3 - CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one.

The following is a summary of the Company's net capital position at December 31, 2016.

Net capital	$55,747
Excess of net capital over requirements	$50,047
Aggregate indebtedness to net capital	7.82%

NOTE 4 - RELATED PARTY TRANSACTIONS

Ellis Liddell is the sole shareholder of the Company and also generates a portion of the Company's gross income. The Company paid Ellis $700,965 in commissions as a result of his production in 2016. The Company entered into a lease agreement with ELE Properties, LLC, an entity commonly owned by the sole shareholder, on April 1, 2014. The Company will pay $1,000 per month for office space through March 31, 2017. The Company paid $12,000 in rent to ELE Properties, LLC during 2016.

Additionally, the Company entered into an agreement with ELE Advisory Services, LLC, an entity commonly owned by the sole shareholder, on August 25, 2015 to pay $600 per month for the use of personnel to provide administrative services to the Company; beginning April 2016. The Company paid $5,400 for administrative services in 2016.

NOTE 5 - SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2016. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2016.

NOTE 6 - SECURITIES INVESTOR PROTECTION CORPORATION

The Securities Investor Protection Corporation (SIPC) supplemental report specified by rule 17a-5(e)(4) has not been submitted. ELE Wealth Advisors, Inc. is not a member of SIPC and is exempt from SIPC membership as it engages solely in the business of mutual funds and variable insurance and annuities.

NOTE 7 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(1). The Company does not hold customer funds or securities.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 29, 2017, the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date through February 29, 2017 that would require adjustment or disclosure in the financial statements.

ELE WEALTH ADVISORS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2016

Net Capital		
Shareholder equity	$	64,214
Deduct shareholder equity not allowed for net capital		-
Total shareholder equity qualified for net capital		64,214
Additions/other credits:		-
Total shareholder equity and allowable subordinated liabilities		64,214
Deductions/other charges:		
Prepaid assets		(9,167)
Total deductions/other charges		(9,167)
Tentative net capital		55,047
Haircut on trading securities		-
Net capital	$	55,047
Aggregate indebtedness		
Accounts payable and accrued expenses	$	4,305
Total aggregate indebtedness	$	4,305
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess of Net Capital Over Minimum Requirements	$	50,047
Ratio: aggregate indebtedness to net capital		7.82%

ELE WEALTH ADVISORS, INC.

SCHEDULE II
REC OF NET CAPITAL FROM QUARTERLY FOCUS - RULE 17 A-5(D)(4) OF THE SECURITIES AND EXCHANGE COMMISSION TO ANNUAL AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Net capital as reported on 4th Quarter FOCUS	$ 55,747
Adjustments from 4th Quarter FOCUS to Annual Audit	
Audit adjustments:	
Income tax liability	(700)
Total adjustments	(700)
Revised Net Capital as reported in the Annual Audit	$ 55,047

MCCONNELL & JONES LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Shareholder of
ELE Wealth Advisor, Inc.

We have reviewed management's statements, included in the accompanying ELE Wealth Advisor, Inc. Exemption Report for the year ended December 31, 2016, in which (1) ELE Wealth Advisor, Inc identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which ELE Wealth Advisor, Inc claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provisions") and (2) ELE Wealth Advisor, Inc. stated that ELE Wealth Advisor, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. ELE Wealth Advisor, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ELE Wealth Advisor, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McConnell & Jones LLP

Houston, Texas
March 2, 2017

ELE WEALTH ADVISORS, INC.
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2016

The Exemption Report

The Company has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

The following statements are made to the best knowledge and belief of Tammie Parran as FinOp for ELE Wealth Advisors, Inc.

I, Tammie Parran, as the FinOp for ELE Wealth Advisors, Inc., (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2016 without exception.

Tammie Parran
Tammie Parran, Vice President

2 Mar 17
Date

Securities Investor Protection Corporation
1667 K St. N.W.. Suite 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Tammy Parra 06 Jan 2016

Authorized Signature/Title Date

SIPC-3 2016

8-48467
ELE Wealth Advisors, Inc.
18700 W. 10 Mile Road, Suite 100
Southfield, MI 48075

Securities Investor Protection Corporation
1667 K St. N.W., Suite 1000
Washington, DC 20006-1620

Form SIPC-3 FY 2016

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 20 16** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions:*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts:
☒ (II) the sale of variable annuities:
☐ (III) the business of insurance:
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts:

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products:

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.